UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2021

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL SUPPLIES ROLLED STEEL FOR MOSCOW METRO

Moscow, Russia – November 8, 2021 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports supplying approximately 22,000 tonnes of rails and other steel rolls for construction of Moscow Metro’s Bolshaya Koltsevaya Line (Large Circle Line).

Moscow is preparing to launch simultaneously 10 stations of the Bolshaya Koltsevaya Line’s western, south-western and southern parts — Terekhovo, Kuntsevskaya, Davydkovo, Aminyevskaya, Michurinsky Prospect, Prospect Vernadskogo, Novatorskaya, Vorontsovskaya, Zyuzino and Kakhovskaya. Bolshaya Koltsevaya Line is the biggest project in the history of Moscow’s subway construction. It will be 70 kilometers long and link city areas, radial lines and railroads. The line will have a total of 31 stations, 19 of which will have interchanges with other subway lines, Moscow Central Ring or suburban trains.

Several Mechel Group enterprises produced the supplied steel. Most of the supplies (rails, rebar, flats and beams) came from Chelyabinsk Metallurgical Plant’s mills. More than 7,000 tonnes of rails were used to make 28 kilometers of rail lines between the new stations. Subway constructors also received Beloretsk Metallurgical Plant’s B500C rebar, hardware and mesh and Izhstal’s strip. Cold-deformed rebar B500C is used to make liner plates for subway tunnels.

Once completed, Bolshaya Koltsevaya will become the world’s longest subway ring line, 13 kilometers longer than the current leader — Beijing subway’s second ring line.

Over the past five years, Mechel supplied approximately 35,000 tonnes of rolled steel products and 85,000 tonnes of rails for construction of Moscow Metro. The company plans to continue supplies for construction of other stations of Bolshaya Koltsevaya Line.

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Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 8, 2021

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